For the three-month period
ending November 30, 2008

MANAGEMENT ANALYSIS ON THE FINANCIAL POSITION AND
RESULTS OF OPERATIONS

MANAGEMENT COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial position of Neptune Technologies & Bioressources Inc. ("Neptune" or "the Company") and its subsidiaries Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") between May 31, 2008 and November 30, 2008. It also includes a comparison between the results of operations, cash flows and financial position for the (3) three-month period ending November 30, 2008 and those from the corresponding (3) three -month period of the previous year.

This analysis, completed on January 7, 2009, must be read in conjunction with the Company’s consolidated financial statements dated May 31, 2008 presented in the last annual report. The Company’s financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Additional information on the Company as well as its annual report and its annual information form can be found on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. Company financial results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

Overview

With regards to market development and product commercialization, during the three-month period ending November 30, 2008, Neptune continued to pursue the commercialization in the American, European, Asian and Australian markets. Neptune also maintains its new commercial approach aimed at building strategic alliances with potential industrial partners potential partners as well as commercial potential partners in the nutraceutical and functional foods markets.

The Company maintained its clinical trials. As a result, as of this day, scientific results demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation problems as well as attention deficit disorder and hyperactivity. The clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

Acasti Pharma Inc.

During the three-month period ending November 30, 2008, the Company has transferred an exclusive worldwide license to its wholly-owned subsidiary, Acasti, to develop, validate health benefits by way of clinical studies and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property (the "License"). Acasti will have to finance its activities of research and development as well as its clinical studies. The products developed by Acasti are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted and approval from similar regulatory organizations before sales are allowed.

The Company uses Acasti in order to segregate its cardiovascular pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate the Acasti’s cardiovascular pharmaceutical activities from the Company’s core nutraceuticals business and will also enable the Company and Acasti to attract separately pharmaceutical and nutritional companies to enter into the strategic alliances.

On July 17, 2008, the Company’s Board of Directors declared a dividend to its shareholders. The Board of Directors approved a dividend of $0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind.

On August 21, 2008, the Company’s and Acasti’s Boards of Directors approved an Exchange offer to be offered by Acasti to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by Acasti of a maximum of 9,380,355 of its Class A shares and of 9,380,355 of its Series 2 warrants (Acasti Units). At the same date, Acasti adopted a stock option plan and granted 3,175,000 options to its Directors, Officers and Employees effective October 8, 2008. The Acasti stock option plan as well as the granting of the options are subject to applicable regulatory approval and/or meeting other conditions, if required.

On August 25, 2008, Acasti proceeded with the exchange offer to Neptune’s Note holders, each Note holders had until October 3, 2008 to accept or refuse to exchange their Note against an Acasti unit. The approval for the Exchange offer by the Company’ shareholders was obtained on September 25, 2008.

On October 8, 2008, Acasti exchanged its 8,000,000 series 1 warrants issued in connection with the Licence transfer mentioned previously for 6,000,000 series 4 warants and 2,000,000 series 5 warrants. After the exchange, the Company proceeded with a bonus distribution of less than $1 to Neptune stock option holders who did not benefit from Acasti exchange offer and resulting in the grant of 4,045,000 series 4 Warrants of Acasti to insiders dedicated to the Subsidiary of the Company and 1,280,000 series 4 Warrants of Acasti to the employees dedicated to the Subsidiary of the Company. The Warrants will be liberated subject to applicable regulatory approval and/or meeting other conditions, if required.

On October 9, 2008, the Company completed a private placement of $2,750,000 by the issuance of convertible debentures through tranches of $1,000, bearing interest at 8% per annum, payable annually in cash or in kind and expiring on October 9, 2011. Several financial instruments were attached to the debenture and various choices are offered to the debenture holder with respect to conversion in share capital of Neptune or Acasti ( see note 8 to the financial statements).

On November 27, 2008, the subsidiary Acasti had issued to Neptune’ shareholders 9,246,935 units in consideration of 9,246,935 Notes payable by Company following the choice by the shareholders on the exchange offer as well as the outstanding notes prepayment. For the foreign shareholders for whom the Company could not proceed with the prepayment for regulation issues, a cash payment of 133$ was made.

The financial results of Acasti Pharma Inc. for the three-month period ending November 30, 2008 will be published at the latest January 29, 2009 since Acasti is now a venture reporting issuer based on the Canadian Securities Regulation because it has more than 50 shareholders on November 30, 2008.

NeuroBioPharm Inc.

On October 15, 2008, the Company has transferred an exclusive worldwide license to its renamed wholly-owned subsidiary NeuroBioPharm to develop, validate and commercialise new pharmaceutical products (OTC, medical food, Rx) that target neurological pharmaceutical applications using the Company’s technology and intellectual property (the "License"). Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted and approval from similar regulatory organizations before sales are allowed.

The Company is using NeuroBioPharm in order to segregate its neurological pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate the NeuroBioPharm’s neurological pharmaceutical applications activities from the Company’s core nutraceuticals business and will also enable the Company and NeuroBioPharm to attract separately pharmaceutical and nutritional companies to enter into the strategic alliances.

Also, on October 15, 2008, the Company transferred to NeuroBioPharm the development project and clinical study conducted under an agreement with a multinational Company. NeuroBioPharm has substituted itself to Neptune in this new agreement signed in 2008 between Neptune and the multinational. This agreement has been since the end of August 2008 targeting applications as a medical food. The results of this clinical study should be known before the end December 2009.

For more information concerning NeuroBioPharm operations between October 15, 2008 and November 30, 2008, please refer to note 16 of the Financial Statements "Segment disclosures" for the three-month period ending November 30, 2008.

During the three-month period ending November 30, 2008, the Company generated sales of $2.45M, as compared to $2.17M for the corresponding period from last year, an increase of 13% mainly due to a sustained prospection effort in its main markets and in particular on the American market.

Principal quarterly financial data

(In thousands of dollars, except per share data)

For fiscal year ending February 28, 2009 (the Company changed its fiscal year end from Mai 31 to February 28)

	Total	Aug. 31, 08	Nov. 30, 08	Feb. 28, 09

Sales Figures	4,817	2,366	2,451
EBITDA (1)	(551)	157	(708)
Net Loss	(1,960)	(599)	(1,361)
Loss per Share basic and diluted	(0.052)	(0.016)	(0.036)

Fiscal Year Ended May 31, 2008

	Total	Aug. 31, 07	Nov. 30, 07	Feb. 28, 08	May 31, 08

Sales Figures	10,264	2,085	2,169	2,875	3,135
EBITDA (1)	1,020	332	70	348	270
Net Loss	(4,785)	(1,051)	(1,563)	(886)	(1,285)
Loss per Share basic and diluted	(0.13)	(0.029)	(0.042)	(0,024)	(0,035)

Fiscal Year Ended May 31, 2007

	Total	Aug. 31, 06	Nov. 30, 06	Feb. 28, 07	May 31, 07

Sales Figures	8,126	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64)
Net Earnings (net loss)	(2,677)	(286)	(449)	(454)	(1,488)
Earnings (loss) per Share basic and diluted	(0.075)	(0.008)	(0.013)	(0.013)	(0.041)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

During the three-month period ending November 30, 2008, the net loss decreased by 13% from $1.563M during last year corresponding period to $1.361M for the current period. The important factors explaining this decrease is the foreign exchange gain for $0.541M compared to a foreign exchange loss of $0.157M for the corresponding period of the previous fiscal year. The Foreign exchange gain is primarily due to an important increase in the American dollar value compared to the Canadian dollar, almost 97% of the Company’s sales are recorded in American dollar. The decrease in the net loss is also attributable to the reduction of the stock-based compensation expense for $0.318M compared to the three-month period ending November 30, 2007. This reduction is offset by an increase of $0.361M in research and development expenses.

During the three-month period ending November 30, 2008, the Company recorded a negative EBITDA of $(0.708)M compared to $0.070M for the corresponding three-month period ending November 30, 2007, a decrease of $0.778M compared to that period. This decrease is primarily due to the Research and development expenses specific to Acasti et NeuroBioPharm for an amount of approximately $0.400M. This decrease is also attributable to the low extraction rate of one production lot with direct impact on the gross margin for the three-month period ending November 30, 2008. The commencement of the construction for the plant expansion has also impacted the productivity by a reduction of the production which is in the process to be re-established. Finally, some distributors have chosen to buy NKO bulk to do there own encapsulation reducing the sales of softgels vs oil for the Company, this had an impact of approximately $0.200M on sales for the three-month period ending November 30, 2008.

Cash flows and financial position

Operating Activities

During the three-month period ending November 30, 2008, the Company’s operating activities generated an increase in liquidities of $0.022M, compared to an increase of $0.165M for the three-month period ending November 30, 2007. The increase in liquidities is mainly attributable to the variations in working capital items from one period to the next for an amount of $0.175M. The changes to the working capital items for the three-month period ending November 30, 2008 are mainly due to a decrease in receivables of $0.679M, an increase in tax credits receivable of $0.196M, an increase in inventories of $0.567M, a decrease in prepaid expenses of $0.149M, and a increase in accounts payable of $0.118M since August 31, 2008.

Investing Activities

During the three-month period ending November 30, 2008, the Company’s investing activities generated a decrease in liquidities of $2.437M. This decrease is mainly due to the increase in short term deposits resulting from the financing for $2.025M as well as an increase in intangible assets for an amount of $0.055M and an increase in fixed assets for $0.357M representing the start of the plant expansion construction.

Financing Activities

During the three-month period ending November 30, 2008, the Company’s financing activities generated an increase in liquidities of $2.569M. This increase is mainly attributable to the debenture financing for $2.720 net of the financing fees and the debt refinancing for a net positive amount of $0.420M. These increases are reduced by the bank loan repayment for an amount of $0.580M.

As a result, the Company increased its cash by $0.154M since August 31, 2008.

Financial Situation

The following table details the significant changes to the balance sheets between May 31, 2008 and November 30, 2008:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	356	See cash flow statement
Short term deposits	1,262	Increase of short term deposits
		following debenture financing
Receivables	(229)	More aggressive collection
Tax credits receivable	299	Increase of clinical trials
Stocks	695	Purchase of raw material
Fixed assets	112	Expansion of production plant
Intangible assets	172	Patent additions
Accounts payable and accrued liabilities	(212)	Shorter payment terms for certain suppliers
Long term debt	195	Long term debt refinancing
Convertible debentures	2,156	Proceeds from the debenture financing, net
		of financial instruments and financing fees

Primary financial ratios

	Nov. 30, 2008	May 31, 2008	May 31, 2007
Working Capital Ratio (current assets / current liabilities) [1]	3.52	3.17	3.32
Solvency Ratio (Debt Capital/Total assets) [2]	0.44	0.43	0.55

Most of the Company’s financial ratios improved for the three-month period ending November 30, 2008, as compared to the year ended May 31, 2008 due to a good use of the liquidities.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies, the convertible debenture is considered as equity for the calculation of this ratio.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies, the convertible debenture is considered as equity for the calculation of this ratio.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
	(In thousands of dollars)
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt *	3,500	125	1,000	1,000	1,375
Loans guaranteed by investments in
rental contracts **	133	18	111	4	-
Contracts related to research	300	-	300	-	-
Other rental contracts	460	24	194	191	51
Total liabilities	4,393	167	1,605	1,195	1,426

* These amounts are not reduced by financing costs which were recorded against principal.

** Including interest fees

An option totalling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation.

Related Party Transactions

The transactions between related parties are described in note 8 "Related Party Transactions" of the Company’s financial statements as at November 30, 2008.

Change in Accounting Policies

See changes in accounting policies in note 3 "Changes in Accounting policies".

Subsequent Events

In December 2008, the Company proceeded with a reorganisation of NeuroBioPharm Capital structure. The 45,000,000 issued class E shares where exchange for 5,000,000 class B shares, 35,000,000 class C shares, 7,000,000 series 4 Warrants and 3,000,000 series 5 Warrants. After the reorganisation a bonus of less than 1$ was distributed resulting in 3,800,000 series 4 Warrants (exercice price : $0.10, expiry : 5 years) to insiders dedicated to the Subsidiary of the Company and 1,200,000 series 4 Warrants to the dedicated to the Subsidiary of the Company employees. The Warrants will be liberated subject to applicable regulatory approval and/or meeting other conditions, if required.

In December 2008, an unfavourable judgment was published against the Company, for more information, see note 15 of the Financial Statements « Subsequent events » .

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As at November 30, 2008, the Company had several foreign exchange contracts, see note 14 "Financial Instrument" of the Financial Statements for the three-month period ending November 30, 2008.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

The information contained in the Financial Statements and the MDNA for the three-month period ending November 30,2008 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. These information do not represents an exhaustive list of all risks related to an investment decision in the Company.

Additional Information

Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com and from EDGAR Website at http://www.sec.gov

On January 7, 2009, the total number of common shares issued by the Company and in circulation was 37,646,421, and Company common shares were being traded on the TSX Exchange Venture under the symbol « NTB » and on NASDAQ Capital Market under the symbol « NEPT ».

/s/ Henri Harland	/s/ André Godin
President and CEO	Vice-president, Administration & Finance